March 16, 2007
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Room 4561
Washington, D.C. 20549-0303
Attention: Kathleen Collins
                 Accounting Branch Chief

Re:	CDC Corporation
Form 20-F for the Fiscal Year Ended December 31, 2005 (filed June 21, 2006)
Form 6-K Filed March 6, 2006
Form 6-K Filed April 13, 2006
Form 6-K Filed May 2, 2006
Form 6-K Filed May 26, 2006
File No. 000-30134
Dear Ms. Collins:
     On behalf of CDC Corporation (“we” or the “Company”), we are writing to supplement the response provided to the staff (“the Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the comment letter dated December 13, 2006 (the “December 13 Comment Letter”) relating to the above referenced filings.
     In its December 13 Comment Letter, the Staff had requested the Company to provide anticipated timing to make amended filings to include Item 3-09 financial statements and Item 4-08 disclosures. In our response dated December 28, 2006, as supplemented by our letter dated February 14, 2007, the Company had indicated that it had believed it would be in a position to file an amended Form 20-F/A to include the requested disclosures by March 15, 2007. The Company also undertook to inform the Staff in the event the filing of its amended 20-F/A would be delayed beyond such date.
     In connection with our undertaking, we would like to inform the Staff that the audit of 17game Group by our independent auditing firm is still in progress, and based on discussions with our independent auditing firm, we now believe that we will be in a position to file an amended Form 20-F/A to include the requested disclosures by March 23, 2007. The Company again undertakes to inform the Staff in the event the filing of its amended Form 20-F/A will be delayed beyond such date.

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Should you have any questions with respect to the matters in this letter, please feel free to contact the undersigned at 678-259-8563 or Gregor Morela, Director of Financial Reporting for the Company at 678-259-8663.
Sincerely,
/s/ Verome M. Johnston
Verome M. Johnston
Acting Chief Financial Officer
CDC Corporation

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